OFFICES 2500 Wachovia Capitol Center Raleigh, North Carolina 27601 ____________ GERALD F. ROACH DIRECT DIAL: (919) 821-6668 E-Mail: groach@smithlaw.com	January 6, 2009	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 ____________ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR AND FIRST-CLASS REGULAR MAIL

Mr. Ronald E. Alper

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Xerium Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed April 8, 2008

Form 10-K/A for Fiscal Year Ended December 31, 2007

Filed April 28, 2008

Form 10-Q for the Period Ended March 31, 2008

Filed May 8, 2008

Form 10-Q for the Period Ended June 30, 2008

Filed August 7, 2008

Form 10-Q for the Period Ended September 30, 2008

Filed November 10, 2008

File No. 001-32498

Dear Mr. Alper:

As I mentioned in my telephone conversation with you yesterday, we are legal counsel to Xerium Technologies, Inc. (the “Company”). Thank you for granting the Company an extension to file its response to your comment letter, dated December 31, 2008, with respect to the above-referenced filings made by the Company with the Securities and Exchange Commission (the “Commission”). This letter confirms that the Company intends to respond in writing to each of the comments contained in the Commission’s letter on or before the January 29, 2009, extension date.

If you have any questions, please do not hesitate to contact me or my partner, Amy Batten, at (919) 821-6677 or abatten@smithlaw.com.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,

    MITCHELL & JERNIGAN, L.L.P.

By:  /s/    Gerald F. Roach

        Gerald F. Roach

cc:	Stephen R. Light

Michael P. O’Donnell